Verona Pharma Announces Senior Management Changes Dr. David Zaccardelli appointed President and Chief Executive Officer Mark W. Hahn appointed Chief Financial Officer LONDON, February 3, 2020 – Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma”), a clinical-stage biopharmaceutical company focused on respiratory diseases, announces that David Zaccardelli, Pharm. D., has been appointed President and Chief Executive Officer (CEO) with effect from February 1, 2020. Dr. Zaccardelli has also joined the board of Verona Pharma. Dr. Zaccardelli brings substantial specialty pharmaceutical leadership and operational expertise, including most notably, serving as President and CEO of Dova Pharmaceuticals, Inc. until its acquisition by Swedish Orphan Biovitrum AB (Sobi) in November 2019. Previously, Dr. Zaccardelli held several senior management roles including Chief Operating Officer (COO) at United Therapeutics Corporation. Jan-Anders Karlsson, Ph.D., Verona Pharma’s previous CEO, is retiring following 8 years of dedicated service to the Company to pursue non-executive roles and he has agreed to provide support to ensure an effective transition. In addition, Mark W. Hahn, a seasoned pharmaceutical finance executive, will join Verona Pharma as Chief Financial Officer (CFO), a non-board position, with effect from March 1, 2020. Mr. Hahn previously served as the CFO of Dova Pharmaceuticals, Inc. and Cempra, Inc. and raised over $600 million to support product development and commercialization activities of those companies. Piers Morgan will continue to serve as CFO of Verona Pharma through February 28, 2020 to provide an efficient transition and complete required financial reporting. Both Dr. Zaccardelli and Mr. Hahn will be based in North Carolina in the US, where the majority of the Company’s clinical team are located, to lead the development and commercialization of ensifentrine for respiratory diseases including chronic obstructive pulmonary disease (“COPD”), asthma and cystic fibrosis (CF). “We are very pleased to have both Dr. Zaccardelli and Mr. Hahn join Verona Pharma. They are highly experienced leaders with a proven track record of working together to create significant value for shareholders. We believe we have a strong team in place to lead Verona Pharma into its next phase of growth. The team will focus on the US and worldwide opportunities to help COPD patients in need of additional treatment,” said Dr. David Ebsworth, Chairman of Verona Pharma. “I thank Dr. Karlsson for his leadership in building Verona Pharma into a strong company with a Phase 3 program for ensifentrine expected to begin in 3Q 2020, and also Mr. Morgan for his support through the US IPO process. Together, Dr. Karlsson and Mr. Morgan successfully raised significant capital, listed Verona Pharma on Nasdaq and used these funds to generate data supporting the strong efficacy and safety profile of ensifentrine in COPD. I am pleased they will continue to support the transition to ensure the further success of Verona Pharma.” Dr. Zaccardelli, President and CEO, commented: “I strongly believe it is a transformational time to join Verona Pharma to ensure the full potential of ensifentrine, a first-in-class, inhaled, dual inhibitor of the phosphodiesterase 3 (PDE3) and phosphodiesterase 4 (PDE4) enzymes for the treatment of respiratory diseases including COPD, asthma and CF. In addition, the recently reported Phase 2 clinical trial results of ensifentrine added to inhaled tiotropium, a long acting anti-muscarinic (“LAMA”) commonly used to treat patients with COPD, underscores its potential for a significant impact on the treatment for patients with COPD. Verona Pharma will continue to focus on developing new treatments for patients with unmet medical need.”

Dr. Zaccardelli continued, “I am also excited Mark Hahn is joining Verona as CFO as part of the executive leadership team. He has extensive experience in both finance and public pharmaceutical companies having raised more than $600 million to support novel product development at previous companies. In addition, we have effectively collaborated together in the leadership of previous companies including Dova resulting in the acquisition by Sobi.” Previously, Dr. Zaccardelli served as President and CEO of Dova Pharmaceuticals from December 2018 until its acquisition by Sobi in November 2019. Dr. Zaccardelli was the Acting CEO of Cempra, Inc. from December 2016 until the company’s merger with Melinta Therapeutics, Inc. in November 2017. From 2004 until 2016, Dr. Zaccardelli served in several senior management roles at United Therapeutics Corporation, including COO, Chief Manufacturing Officer and Executive Vice President, Pharmaceutical Development and Operations. Prior to joining United Therapeutics, Dr. Zaccardelli founded and led a start-up company focused on contract pharmaceutical development services, from 1997 through 2003. From 1988 to 1996, Dr. Zaccardelli worked at Burroughs Wellcome & Co. and Glaxo Wellcome, Inc. in a variety of clinical research positions. He also served as Director of Clinical and Scientific Affairs for Bausch & Lomb Pharmaceuticals from 1996 to 1997. Prior to Verona Pharma, Mr. Hahn served as CFO of Dova Pharmaceuticals from January 2018 until the acquisition by Sobi in November 2019 where he led over $100 million in equity and debt financings and was instrumental in the launch of Dova’s first commercial product. Mr. Hahn previously served as the CFO of Cempra, Inc. from 2010 until it was acquired by Melinta Therapeutics, Inc. in November 2017. While at Cempra, Mr. Hahn spearheaded all financing activities including the company’s IPO and follow on offerings raising over $500 million over a seven-year period. Prior to joining Cempra, from 2008 to 2009, Mr. Hahn was the CFO for Athenix, a rapidly growing agricultural biotech company that merged with Bayer CropScience in 2010. Before taking on operating roles at corporations, Mr. Hahn spent twelve years at Ernst and Young where he assisted in the IPO process for many software, manufacturing, and consumer product companies. Mr. Hahn received a Bachelor of Business Administration degree in Accounting and Finance from the University of Wisconsin-Milwaukee and is a Certified Public Accountant. Additional disclosures required under the AIM Rules for Companies are included below. THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION (EU) NO 596/2014. About Verona Pharma Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. If successfully developed and approved, Verona Pharma’s product candidate, ensifentrine, has the potential to be the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound. Verona Pharma is currently in Phase 2 development with three formulations of ensifentrine for the treatment of COPD: nebulized, dry powder inhaler, and pressurized metered-dose inhaler. Ensifentrine also has potential applications in cystic fibrosis, asthma and other respiratory diseases. For more information, please visit www.veronapharma.com.

Forward-Looking Statements This press release contains forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, the successful transition of Verona Pharma’s CEO and CFO roles, the development of ensifentrine, the progress and timing of clinical trials, data and Phase 3 readiness of ensifentrine, the potential for ensifentrine to be a first-in-class phosphodiesterase 3 and 4 inhibitor, and to be the first therapy for the treatment of respiratory diseases to combine bronchodilator and anti-inflammatory activities in one compound, the potential for ensifentrine to have a significant impact on the treatment of COPD, the potential application of ensifentrine for the treatment of cystic fibrosis, asthma and other respiratory diseases, and Verona Pharma continuing its focus on developing new treatments for patients with unmet medical need. These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of ensifentrine, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of ensifentrine, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with ensifentrine, which could adversely affect our ability to develop or commercialize ensifentrine; potential delays in enrolling patients, which could adversely affect our research and development efforts and the completion of our clinical trials; we may not be successful in developing ensifentrine for multiple indications; our ability to obtain approval for and commercialize ensifentrine in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel; material differences between our “top-line” data and final data; our reliance on third parties, including clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize ensifentrine; and lawsuits related to patents covering ensifentrine and the potential for our patents to be found invalid or unenforceable. These and other important factors under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 19, 2019, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward- looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release. For further information, please contact: Verona Pharma plc Tel: +44 (0)20 3283 4200 David Zaccardelli, Chief Executive Officer info@veronapharma.com David Moskowitz, VP Capital Markets Strategy & Investor Relations (Investor enquiries) Victoria Stewart, Director of Communications (Media Enquiries)

Verona Pharma

N+1 Singer
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Aubrey Powell / George Tzimas / Iqra Amin (Corporate Finance)
Tom Salvesen (Corporate Broking)
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Argot Partners
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Additional Disclosures Required under the AIM Rules for Companies

In accordance with Schedule 2(g) of the AIM Rules, Dr. Zaccardelli (aged 55) holds or has held the following directorships and partnerships in the last five years:

Current	Past
Melinta Therapeutics Inc	Cempra Pharmaceuticals Inc
CoreRx Inc	Dova Pharmaceuticals Inc
Evecxia Therapeutics Inc	
Bull City Select Investments LLC (Managing Member)	

Additionally, Melinta Therapeutics Inc, where Dr. Zaccardelli remains a non-executive director, has filed for Chapter 11 bankruptcy in Delaware.

There are no additional disclosures required under AIM Rule 17.